SAGE

03007272

19 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
**Washington**
D.C. 20549

RECEIVED
MAR 10 2003
SEC MAIL PROCESSING
WASH. D.C.
181

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

SUPPL

**Attention : Filings Desk**

Dear Sir

**Re: Sage Group Limited – File No. 82-4241**
**Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

We refer to the above and enclose a copy of:

1. Notice regarding International Operations.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

**D.B. GREEN**

Received by: ______________________ Date: ________________

C:\CMason\SEC USA.doc

dlw 3/11

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

**SAGE GROUP LIMITED**

("Sage Group" or "the Group")
(Incorporated in the Republic of South Africa)
(Registration Number 1970/010541/06)
(Share code SGG ISIN no ZAE000006623)

**International Operations**

Shareholders are referred to previous announcements on 3 January and 15 January regarding the Group's international operations. It was stated that despite ongoing capital raising negotiations, it had been decided to confirm the closure to new business of the USA operations with effect from 1 January 2003, while retaining administration capabilities in the United States to service existing business. In the case of the Group's Bermudan operations it was stated that negotiations for additional reinsurance facilities and permanent capital were in progress which, if successfully concluded, would ensure viability and continuity and consequently the Bermudan operations would remain fully operational and open for new business.

The Group has now received and is examining a number of proposals from major institutions for the purchase of both the USA and Bermudan businesses on bases which relate to their respective net asset values and the respective values of in force business. It is anticipated that negotiations will be completed by early March after which a further announcement will be made.

In the meanwhile, shareholders should exercise caution in their dealings in the shares of Sage Group Limited.

**AM Best Rating**

A.M. Best Co. has affirmed the financial strength rating of A- (Excellent) of Sage Life Assurance of America Inc (Wilmington, DE) and removed the rating from under review. The rating outlook is stable.

Although the rating outlook is stable--reflecting A.M. Best's belief that no significant change in operations is expected--A.M. Best will closely monitor Sage Life and is prepared to re-evaluate the rating should any material change occur in its business profile.

By order of the Board
C S Cant – Secretary
18 February 2003

Sponsor
ABSA Corporate & Merchant Bank
Corporate Finance
(Registration number 1986/004794/06)

SAGE

19 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
**Washington**
D.C. 20549

**Attention : Filings Desk**

Dear Sir

**Re: Sage Group Limited – File No. 82-4241**
**Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

We refer to the above and enclose a copy of:

1. Notice regarding International Operations.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

Received by: ____________________________ Date: ____________________

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06